Exhibit 21.1
List of Subsidiaries of Sunlight Financial Holdings Inc. as of May 4, 2023

Name of Subsidiary	Jurisdiction of Incorporation
Sunlight Financial LLC	Delaware
SL Financial Investor I LLC	Delaware
SL Financial Investor II LLC	Delaware
SL Financial Holdings Inc.	Delaware